Exhibit 99.2

ZenaTech’s Drone as a Service Signs Nearly US$1 Million in Solar Construction Survey Contracts for a U.S. Utility with Potential for US$2.5 Million in Follow-On Revenue

Part of a broader series of DaaS contract opportunities currently under negotiation; Company targets profit margins of 40%–60% through drone integration and proprietary AI data analytic software processing

Vancouver, British Columbia, (November 4, 2026) – ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions,  announces that one of its U.S. Drone as a Service locations has won multiple bids to preform land surveying with an initial aggregate value of nearly US$1 million for a U.S.-based utility company’s solar infrastructure construction project. The contracts cover drone-based topographic surveys supporting what is expected to be a multi-year, multi-billion-dollar electrical grid upgrade. Subject to successful execution and additional contract awards, management estimates that the project could generate up to US$2.5 million in additional revenue over the next two years, with further potential for drone-based solar infrastructure inspection operations following construction completion.

“Winning meaningful customer contracts and converting our DaaS network’s capabilities into revenue is our priority. These awards demonstrate how our local surveying teams can secure major infrastructure project work and build relationships with the potential to generate additional revenue over the life of a multi-year construction project, plus maintenance and inspection services potential once construction is finished,” said Shaun Passley, Ph.D., CEO of ZenaTech. “Turning revenue growth into stronger margins is also a focus. By integrating drones and proprietary AI processing, we aim to deliver surveys faster, complete more projects with existing teams reducing field and office work. Our goal is to increase profit margins from approximately 20% at the time of acquisition to a targeted 40%–60%.”

The initial contracts support the utility customer’s solar infrastructure construction program and establish a foundation for potential follow-on surveying assignments during the construction period. Management’s estimate of up to US$2.5 million in additional revenue relates to prospective survey work beyond the signed contracts and is contingent on customer requirements, project schedules, successful delivery of the initial assignments, and the award of additional work. Post-construction drone-based solar infrastructure inspection and maintenance services represent a separate potential opportunity and are not included in that estimate.

For ZenaTech, these awards demonstrate that its acquisition-led DaaS strategy can turn established local surveying businesses into a platform for larger infrastructure contracts and repeat customer revenue. The Company is pursuing a broader series of new DaaS customer contract opportunities currently under negotiation across its network, while working to increase revenue capacity and profitability through drone and AI integration. Contracts under negotiation have not been awarded, and there can be no assurance that these discussions will result in signed agreements.

ZenaTech’s approach combines licensed surveying expertise, drone-based data capture, and centralized rapid AI software data processing within a single DaaS network. Drones capture dense topographic measurements across a construction site, while surveyors use ground-based equipment to establish control points and verify accuracy. The Company’s proprietary AI software suite is designed to automate the subsequent classification of millions of 3D measurements into ground, vegetation, buildings and utility lines, and extract features needed for survey deliverables. Formal testing of the AI software suite across the DaaS network is planned for 2027.

By reducing routine point-by-point field measurements and automating portions of the office processing workflow, the Company expects this approach to shorten survey turnaround times, lower labor costs per project, and free existing crews to take on additional assignments. For customers, faster delivery can support earlier construction planning and more timely project decisions, with the potential to reduce project costs associated with delays.

ZenaTech’s Drone as a Service division provides on-demand turn-key drone piloting, data capture and data processing services to commercial, government, and infrastructure customers, giving them access to aerial data and automation without owning or operating their own drone fleets. The division is being built through an acquisition-led strategy that combines local surveying and inspection providers into a global network, creating a scalable platform for recurring aerial and data services such as land surveying and construction monitoring, inspections, power washing, and precision agriculture.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors and Media:
Linda Montgomery
ZenaTech
312-241-1415

Investors:
Michael Mason
CORE IR
investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including statements about potential follow-on contract awards and up to US$3 million in additional revenue over two years, potential post-construction inspection work, the negotiation and conversion of other contract opportunities, targeted profit margins of 40%–60% following technology integration, survey productivity and turnaround time, the integration of acquired businesses, and the development, features, availability, commercialization and market adoption of ZenaAI. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “intend”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; estimated productivity improvements, which are based on internal estimates and may differ by project; the timing, scope, funding and continuation of customer construction projects; the ability to execute signed contracts and secure additional awards; the risk that prospective work does not result in contracts or revenue; the ability to achieve targeted profit margins and anticipated labor and cost savings; ZenaTech’s ability to integrate acquired businesses and deploy its technology across them; ZenaTech’s ability to deliver products to the market as currently contemplated, including software platforms such as ZenaAI; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; risks related to the development, testing, accuracy and performance of artificial intelligence and machine learning models; regulatory risks, including regulations governing drone operations in the United States, Canada, Australia and other jurisdictions; seeing other risk factors made in Zena filings; product development, validation and data quality and accuracy risks; customer adoption and recurring revenue opportunities; the competitive conditions of the industry; the ability to complete any contemplated acquisitions; market uncertainty; and applicable laws, regulations, and any amendments affecting the business of ZenaTech. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this release, and ZenaTech undertakes no obligation to update them except as required by law.